Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

ITAÚ UNIBANCO HOLDING S.A. (“Company” or “Itaú Unibanco”) announces to its stockholders and the market in general, as an addition to the Material Fact disclosed on October 8, 2016, that it obtained, on this date, the last regulatory authorization of the BACEN (Central Bank of Brazil) required for the acquisition of the retail business (for individuals) carried out by Banco Citibank S.A. and other companies of its group ("Citibank") in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing up to 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing up to 3.60% of its capital). It is worth noticing that CADE (the Brazilian antitrust agency) approved the acquisition on August 16, 2017.

With the completion of the regulatory approvals, the Company communicates that the financial settlement of the acquisition of the retail operations of Citibank will take place on October 31, 2017, when Itaú Unibanco shall become responsible for these operations. Meanwhile, the financial settlement of the acquisition of the retail operations of Citibank Corretora and the corresponding transfer of these operations will be carried out on a later date to be determined by the parties. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements will also be carried out on a later date, in compliance with the provisions of the respective stockholders’ agreements of these companies.

With the completion of this phase of the transaction, Itaú Unibanco reaffirms its commitment to the Brazilian market and the creation of long-term value for its stockholders.

São Paulo, October 26, 2017.

Alexsandro Broedel Lopes

Investor Relations Officer